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                 ASCENTIAL SOFTWARE CORPORATION'S ACQUISITION OF
                 MERCATOR SOFTWARE, INC. CLEARS ANTITRUST REVIEW

         WESTBORO, MA, August 26, 2003 - Ascential Software Corporation (NASDAQ:
ASCL) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to Ascential's pending acquisition of Mercator Software, Inc. (NASDAQ: MCTR) has expired. The expiration of the Hart-Scott-Rodino waiting period satisfies one of the conditions to consummation of the pending acquisition.

         The two companies announced on August 4, 2003 that they had entered into a definitive agreement for Ascential to acquire Mercator, a leading provider of data transformation and routing solutions designed for complex, high-volume transaction processing environments.

         Ascential, through a wholly owned subsidiary, commenced a cash tender offer on August 8, 2003 for all outstanding shares of Mercator at $3.00 per share, net to the seller in cash without interest thereon. The tender offer is scheduled to expire at 11:59 p.m. New York City time, on Monday, September 8, 2003, unless the tender offer is extended. If the tender offer is extended Ascential will publicly announce the extension by issuing a press release to the Dow Jones News Service no later than 9:00 a.m. New York City time, on the next business day following the scheduled expiration date.

         The consummation of the tender offer is subject to receipt of at least 51% of the Mercator shares (on a fully-diluted basis) and other conditions specified in the offer documents. Following completion of the tender offer and, if required, receipt of stockholder approval, Ascential intends to consummate a merger in which the remaining Mercator shareholders will receive the same amount of cash, without interest, that is being paid pursuant to the tender offer.

ABOUT ASCENTIAL SOFTWARE

Ascential Software Corporation is the leading provider of enterprise data integration solutions to organizations worldwide. Customers use the Ascential Enterprise Integration Suite to integrate and leverage data across all strategic analytic and enterprise applications with confidence in the accuracy, completeness and timeliness of critical information. Ascential Software's powerful data profiling, data quality, data transformation, parallel processing, meta data and connectivity solutions enable customers to reduce total cost of ownership and increase return on IT investment. Headquartered in Westborough, Mass., Ascential Software has offices worldwide and supports more than 2,200 customers in such industries as financial services, telecommunications, healthcare, life sciences, manufacturing, consumer goods, retail, and government. More information on Ascential Software can be found on the Web at www.ascential.com.




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ABOUT MERCATOR


Mercator delivers its customers and partners The Advantage Inside Integration(TM), providing Industry-Ready Integration Solutions(TM) that solve critical business problems in real-time, while leveraging current technology investments and maximizing ROI. Mercator's core integration technology, MERCATOR Inside Integrator(TM) 6.7, features a Solutions-Oriented Architecture(TM) which easily and seamlessly automates high-volume, complex transactions. Over 1,100 enterprise customers leverage the power, speed and flexibility of Mercator's proven integration technology and industry expertise to build better business value and faster ROI. To hear why our customers and partners believe Mercator is the advantage inside integration, visit our Web site at www.mercator.com.

FOR MORE INFORMATION, CONTACT:

PRESS:                                                   INVESTORS:
Chas Kielt                                               David Roy
Ascential Software Corporation                           Ascential Software Corporation
(508) 366-3888 x3256                                     (508) 366-3888 x3290
chas.kielt@ascential.com                                 david.roy@ascential.com

PRESS:
Jeff Aubin
Beaupre & Co. Public Relations, Inc.
(603) 559-5838
jaubin@beaupre.com

         This announcement is for informational purposes only and is neither an offer to buy or a solicitation of an offer to sell any shares. The tender offer is being made pursuant to an Offer to Purchase (and related materials) which has been sent to all Mercator stockholders. The Offer to Purchase contains important information and should be read by all Mercator stockholders. In connection with such tender offer, a statement on Schedule TO, as amended, which includes the Offer to Purchase and other exhibits, was initially filed with the Securities and Exchange Commission (the "SEC") on August 8, 2003. All documents filed with the SEC can be examined for free at the SEC web site (http://www.sec.gov.).

         The tender offer statement and related materials may be obtained for free by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10222 or by calling toll-free
(888)750-5834. They are also available without charge by calling Ascential's Investor Relations department at (508) 366-3888 or by sending a written request to Investor Relations, Ascential Software Corporation, 50 Washington Street, Westborough, Massachusetts 01581.

         This announcement may include predictions, estimates, or other forward-looking statement including statements regarding the tender offer and proposed merger, products and market position of Ascential Software or Mercator. These statements are based on the current expectations of our management team. There are a number of risks and uncertainties that could cause actual results to differ materially. For example stockholders may not tender their shares or the merger may not be consummated. The integration may involve substantial cost and difficulties that may arise in successfully integrating the business. Each company's business may suffer as a result of the uncertainties surrounding the transaction. In addition, results may be affected by the ability to expand market share; growth rates in the enterprise data integration software market; rapid technological change; difficulties experienced integrating technologies, operations, and personnel of completed or future acquisitions; and general business conditions. For more detailed review of the risks and uncertainties associated with each company's business activity, see the respective reports of Ascential Software Corporation and Mercator Software, Inc. filed with the SEC. Neither company undertakes any obligation to update its forward-looking statements as a result of any change in events, conditions, or circumstances.

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(C) 2003 Ascential Software Corporation. All rights reserved. Ascential is a trademark of Ascential Software Corporation or its affiliates and may be registered in the United States or other jurisdictions. Other marks are the property of the owners of those marks.

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